Exhibit 99.1

SECTION 13(r) DISCLOSURE

TRW Automotive Holdings Corp., which may be considered an affiliate of The Blackstone Group L.P., and therefore our affiliate, included the disclosure reproduced below in its Annual Report on Form 10-K filed with the SEC on February 15, 2013. We have not independently verified or participated in the preparation of this disclosure.

“Pursuant to Section 13(r)(1)(D)(iii) of the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’), we note that in 2012 certain of our non-U.S. subsidiaries sold products to customers that could be affiliated with, or deemed to be acting on behalf of, the Industrial Development and Renovation Organization, which has been designated as an agency of the Government of Iran. Gross revenue attributable to such sales was approximately $8,326,000, and net profit from such sales was approximately $377,000. Although these activities were not prohibited by U.S. law at the time they were conducted, our subsidiaries have discontinued their dealings with such customers, other than limited wind-down activities (which are permissible), and we do not otherwise intend to continue or enter into any Iran-related activity.”

Travelport Limited, which may be considered an affiliate of The Blackstone Group L.P., and therefore our affiliate, provided the disclosure reproduced below. We have not independently verified or participated in the preparation of this disclosure.

“As part of our global business in the travel industry, we provide certain passenger travel-related GDS and airline IT services to Iran Air. We also provide certain airline IT services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.”

Travelport has not provided us with gross revenues and net profits attributable to the activities described above.

SunGard Data Systems Inc., which may be considered an affiliate of The Blackstone Group L.P., and therefore our affiliate, included the disclosure reproduced below in its Annual Report on Form 10-K filed with the SEC on March 20, 2013. We have not independently verified or participated in the preparation of this disclosure.

“Pursuant to Section 13(r)(1)(D)(i) of the Exchange Act, we note that during 2012 a U.K. subsidiary of ours provided certain limited disaster recovery services and hosted co-location of some hardware at our premises in London for Bank Saderat PLC, a bank incorporated and based in the UK. Bank Saderat PLC is identified on the U.S. Treasury Department’s List of Specially Designated Nationals and Blocked Persons pursuant to Executive Order No. 13224. The intent of the services was to facilitate the ability of the UK-based employees of Bank Saderat PLC to continue local operations in the event of a disaster or other unplanned event in the UK, including use of shared work space and recovery of the Bank’s local UK data. The gross revenue and net profits attributable to these activities in 2012 was £16,300 and approximately £5,700, respectively. During 2012, no disaster or unplanned event occurred causing Bank Saderat PLC to make use of our recovery facilities in London, but Bank Saderat PLC did perform annual testing on-site. Our subsidiary has terminated this contract in the first quarter of 2013, and we do not otherwise intend to enter into any Iran-related activity.”